Exhibit 3

For Immediate Release	6 January 2016

WPP GROUP PLC (“WPP”)

Grey Group takes majority stake in leading creative digital agency, Vinyl-I, in

South Korea

WPP announces that its wholly owned company Grey Group, the global communications network, has acquired a majority stake in Vinyl I-Co. Ltd., a leading creative digital agency based in Seoul, South Korea.

Established in 2000, Vinyl-I has evolved from a web/UX design agency to an award-winning full service digital advertising agency which incorporates new media technology to enhance the user experience, especially in the area of interactive design.

Vinyl-I clients include GS Shop, Intel, L’Oreal, Lotte, Microsoft, Naver, Nike, Samsung, SK Telecom, and SM Entertainment.

For the year ending 31 December 2014, Vinyl-I reported gross revenue of KRW 12.8 billion, with gross assets of KRW 4.2 billion, as at the same date. The agency employs more than 70 people.

This acquisition marks a further step towards WPP’s declared goal of developing its networks in fast growing markets and sectors and strengthening its digital capabilities. WPP’s digital revenues were US$6.9 billion in 2014, representing 36% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenues to be derived from digital in the next five years. In South Korea, WPP companies (including associates) generate revenues of over US$300 million and employ around 1,500 people. In the Asia Pacific region, WPP companies (including associates) generate revenues of US$5 billion and employ around 50,000 people.

Contact:
Feona McEwan, WPP.	+44 207 408 2204
Belinda Rabano	+86 1360 107 8488